Decorize, Inc.
1938 East Phelps
Springfield, Missouri 65802
Tel: (417) 879-3326

November 22, 2005

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn:    1933 Act Filing Desk

RE:       Acceleration Request
Decorize, Inc. - Form S-3 filed August 1, 2005 (File No. 333-127070)
VIA EDGAR

Ladies and Gentlemen:

Decorize, Inc. (the “Company”), as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 10:00 a.m., Washington, D.C. time, on Wednesday, November 23, 2005, or as soon thereafter as is practicable. Please advise our corporate counsel, Lance M. Hardenburg at (214) 953-0053, of any questions.

In connection with the foregoing request, the Company acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DECORIZE, INC.

By:	/s/ Steve Crowder
Steve Crowder, President and CEO

cc: Mr. Matthew J. Benson (SEC) Via Fax (202-772-9204)